BEACON HILL CONSULTANTS (1988) LTD.
P.O Box 18119, 1215C-56th Street, Tsawwassen, B.C., V4L 2M4.
Phone: 604-681-4100 ext 265
Fax: 604-685-0147
E-mail beacon@dccnet.com

EXHIBIT 99.10

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F/A (Amendment No. 1) for the fiscal year ended August 31, 2006 (the “Annual Report”) of Tournigan Gold Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to references to my name, Beacon Hill Consultants (1988) Limited and its associate consultant, namely Garth Kirkham in the Company’s Annual Information Form, Management’s Discussion and Analysis and to all other references to my name, Beacon Hill or its employees included or incorporated by reference in the Annual Report.

Sincerely,

/s/ “Peter Stokes”

Peter Stokes,
P. Eng. President
Beacon Hill Consultants (1988) Ltd.

Vancouver, BC, Canada
January 28, 2008